UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  January 22, 2007                    /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

--------------------------------------------------------------------------------

NEWS RELEASE                                                    JANUARY 22, 2007

                ROCHESTER ANNOUNCES NEW APPOINTMENTS TO THE BOARD

VANCOUVER,  CANADA  -  ROCHESTER  RESOURCES  LTD.  (TSX-V:  RCT;  OTCBB:  RCTFF;
FRANKFURT: R5I): The Board of Directors is pleased to announce the appointment of Joseph M. Keane of Tucson Arizona, and Lindsay R. Bottomer, of Vancouver, BC, to the board of Rochester Resources Ltd. They replace Messrs. Carter and Lee who have submitted their resignations to take effect concurrent with these new appointments.

Mr. Keane is a Registered Professional Metallurgical Engineer and since the mid-1980's has been President of KD Engineering Co. Inc. and Metcon Research Inc., both of Tucson, Arizona. Since mid-2006 he has been a special advisor to Rochester. Mr. Keane has over 40 years experience specializing in process design development, engineering supervision, equipment and instrument selection and has conducted numerous feasibility studies for the mineral processing and pollution abatement industries. He has been a consultant to a unit of the World Bank (International Finance Corporation) for mineral processing projects in Mexico, Peru, Tajikistan, China, Mali, Uzbekistan, Ghana, and Tanzania. Mr. Keane has also directed feasibility studies and/or provided direction for a wide variety of mining projects in Chile, Peru, Indonesia, Mexico, Panama, Mongolia, Canada and the United States. He is a Co-inventor of US Patent on copper recovery and has developed standardized test methodologies that have been adopted by the mining industry. Mr. Keane recently was a consultant to INCO and has been an expert witness in a number of legal matters regarding base and precious metals projects worldwide. He is currently a director of Norsemont Mining Inc. (TSX-V:
NOM).

Lindsay Bottomer is a Professional Geoscientist with over 30 years experience in mineral exploration and mine development worldwide. He was President and CEO of Southern Rio Resources Ltd. (now Silver Quest Resources Ltd.) from July 2001 to November 2005 and remains a Director. He is a Director of five other public companies and has held senior positions with Prime Explorations (Pezim Group) from 1989-1994, Echo Bay Mines Ltd. From 1994-1997. From 1998-2000 he was President of the BC & Yukon Chamber of Mines, and is currently serving a third two-year term as an elected councilor of the Association of Professional Engineers and Geoscientists of British Columbia. He is currently a Director and Vice President Corporate Development of Entree Gold Inc. (TSX:ETG).

The above appointments combined with the exceptional mining backgrounds of Rochester's President and CEO, Dr. Alfredo Parra, and existing director Gil Leathley, provide a strong base of expertise in the fields of metallurgy, mining, milling and exploration and will be able to provide sound strategic direction to the future development and operational activities of Rochester.

The Board wishes to express its gratitude for the contributions that the two resigning directors, Andrew Carter and William Lee, have provided to Rochester through its acquisition and development of the Mina Real project to the current state as a producing junior.

ON BEHALF OF THE BOARD                         INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                             Empire Communications Inc.
Douglas F. Good, Chairman                           Tel: 1-866-841-0068
                                           Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com
FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.